UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2023

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F     ☒  Form 40-F

Explanatory Note.

On March 30, 2023, Avino Silver and & Gold Mines Ltd. (“Avino”) filed a Mineral Resource Estimate Update for the Avino Property, Durango, Mexico, 43-101 Technical Report dated February 16, 2023, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) operated by the Canadian Securities Administrators.

Exhibits:

99.1	Mineral Resource Estimate Update for the Avino Property, Durango, Mexico, 43-101 Technical Report dated February 16, 2023

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: March 31, 2023	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

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